Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               November 12, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9770
                        FT Income Portfolio, Series 14
                                 (the "Trust")
                     CIK No. 1875585  File No. 333-260320
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Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
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      1. THE STAFF NOTES THE DISCLOSURE STATES: "USING A DISCIPLINED INVESTMENT STRATEGY, THE TRUST INCLUDES BOTH EQUITY CHARACTERISTICS AND DIVERSE ASSET CLASS EXPOSURES." PLEASE DISCLOSE THE CRITERIA AS TO THE EQUITY CHARACTERISTICS (E.G., ALL MARKET CAPITALIZATIONS, HAVE A HISTORY OF PAYING DIVIDENDS).

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "When selecting ETFs for the Trust, our research department emphasizes Funds with a focus on dividend-paying stocks across all market capitalizations."

Risk Factors
------------

      2. IF THE FUNDS HELD BY THE TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon